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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
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                                   AMENDMENT NO. 1
                                          to
                                    SCHEDULE 14D-9
                        Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of the
                           Securities Exchange Act of 1934


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             BOSTON FINANCIAL TAX CREDIT FUND VII, A LIMITED PARTNERSHIP
                              (Name of Subject Company)

             BOSTON FINANCIAL TAX CREDIT FUND VII, A LIMITED PARTNERSHIP
                         (Name of Person(s) Filing Statement)


                                        UNITS
                            (Title of Class of Securities)


                                      100652106
                        (CUSIP Number of Class of Securities)

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                              Michael H. Gladstone, Esq.
                        c/o Boston Financial Securities, Inc.
                                   101 Arch Street
                                   Boston, MA 02110
                                    (617) 439-3911
                        (Name, Address and Telephone Number of
             Persons Authorized to Receive Notices and Communications on
                      Behalf of the Person(s) Filing Statement)

                                      Copies to:
                                Joseph T. Brady, Esq.
                                   Peabody & Brown
                                  101 Federal Street
                                   Boston, MA 02110
                                    (617) 345-1000

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    Item 1.   Security and Subject Company.


    The name of the subject company is Boston Financial Tax Credit Fund VII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partners of the Partnership are Arch Street VII, Inc., a Massachusetts corporation with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110 (the "Managing General Partner"), and Arch Street VII Limited Partnership, a Massachusetts limited partnership, with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110 (the "Co-General Partner," and together with the Managing General Partner, the "General Partners"). The title of the class of equity securities to which this statement relates is the Partnership's Units (the "Units") representing units of limited partnership interests in the Partnership.

    Item 2.   Tender Offer of the Bidder.

    This Schedule 14D-9 relates to the offer by Oldham Institutional Tax
Credits LLC (the "Purchaser"), a Massachusetts limited liability company and an affiliate of the General Partners, disclosed in a Tender Offer Statement on
Schedule 14D-1 dated July 24, 1997, as amended by Amendment No. 1 dated August 18, 1997 (the "Schedule 14D-1"), to purchase up to 12,730 issued and outstanding Units upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997, as supplemented August 18, 1997, and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Oldham Offer" and are contained within the Schedule 14D-1). The Purchaser has increased the purchase price for the Oldham Offer from $740 to $820 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon.


    The address of the Purchaser's principal executive offices is 101 Arch Street, Boston, Massachusetts 02110.

    Item 3.   Identity and Background.

    (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

    (b) (1)   The Partnership does not have any employees, directors or
executive officers. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of its General Partners. The Purchaser is an affiliate of the General Partners. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership and its affiliates.

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    The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of December 24, 1992, as amended to date (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

    In accordance with the Partnership Agreement, the Partnership is required to pay certain fees to and reimburse expenses of the Managing General Partner and others in connection with the organization of the Partnership and the offering of its Units. Commissions, fees and accountable expenses related to the sale of the Units totaling $6,304,898 have been charged directly to Limited Partners' equity. In connection therewith, $4,329,050 of selling expenses and $1,975,848 of offering expenses incurred on behalf of the Partnership have been paid to an affiliate of the Managing General Partner. The Partnership is required to pay a non-accountable expense allowance for marketing expense equal to a maximum of 1% of gross offering proceeds. This allowance has not yet been charged to the Partnership. In addition, the Partnership has paid $50,000 in organization costs to an affiliate of the Managing General Partner. Total organization and offering expenses exclusive of selling commissions and underwriting advisory fees did not exceed 5.5% of the gross offering proceeds and organizational and offering expenses, inclusive of selling commissions and underwriting advisory fees, did not exceed 15.0% of the gross offering proceeds. Payments made and expenses reimbursed during the years ended March 31, 1997, 1996 and 1995 are as follows:

                                       1997       1996      1995

Organizational fees and                $ -       $3,583    $7,927
expenses


    In accordance with the Partnership Agreement, the Partnership is required to pay acquisition fees to and reimburse acquisition expenses of the Managing General Partner or its affiliates for selecting, evaluating, structuring, negotiating, and closing the Partnership's investments in Local Limited Partnerships. Acquisition fees total 6% of the gross offering proceeds. Acquisition expenses which include such expenses as legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and
expenses, totaled 1.5% of the gross offering proceeds.   Acquisition fees
totaling $3,055,800 for the closing of the Partnership's investments in Local Limited Partnerships were paid to an affiliate of the Managing General Partner. Acquisition expenses totaling $763,950 were reimbursed to an affiliate of the Managing General Partner. Payments made and expenses reimbursed in the years ended March 31, 1997, 1996 and 1995 are as follows:

                                        1997      1996      1995

Acquisition fees                       $(3,017)  $57,598   $554,269

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and expenses

    Pursuant to the Partnership Agreement, an affiliate of the Managing General Partner is entitled to a fee (the "Asset Management Fee") for its services in connection with the administration of the affairs of the Partnership. The Asset Management Fee is payable annually and is calculated by multiplying 0.50% by the consumer price index and then multiplying the product by the gross proceeds of the offering. This formula currently results in the amount of .558% being multiplied by the gross proceeds of the offering. The Asset Management Fees earned during the years ended March 31, 1997, 1996 and 1995 are as follows:

                                         1997      1996       1995

Asset Management                       $277,575  $270,264   $263,289
Fees


    According to the Partnership Agreement, the Managing General Partner or an affiliate thereof is also entitled to receive a subordinated disposition fee (the "Subordinated Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Limited Partnership. Payment of such fee shall be subordinated to the Limited Partners receiving their 6% return as set forth in the Partnership Agreement and is also subordinated to the Limited Partners receiving their capital back. Each Subordinated Disposition Fee is equal to 1% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). For the year ended March 31, 1997, neither the Managing General Partner nor an affiliate thereof earned any Subordinated Disposition Fee.

    Pursuant to the Partnership Agreement, certain expenses incurred by the Managing General Partner or an affiliate on behalf of the Partnership are reimbursed to the Managing General Partner or an affiliate. Such reimbursements paid or accrued during the years ended March 31, 1997, 1996 and 1995 are as follows:

                                        1997      1996      1995

Salaries and benefits                  $115,310  $123,712  $123,669
expense reimbursements



    The General Partners and their respective officers and directors are entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partners are also entitled to reimbursement of expenditures made on behalf of the Partnership.

    In addition, under the terms of the Partnership Agreement, upon the removal of a General Partner by the Limited Partners of the Partnership (the "Limited Partners") or upon the occurrence of an "Event of Withdrawal," as defined in the Partnership

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Agreement, the General Partner may be entitled to the fair market value of its interest, which will be payable over a five-year period.

    (2) Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Purchaser, its executive officers, directors or affiliates. The Purchaser is an affiliate of the General Partners of the Partnership. The executive officers and directors of the Purchaser also serve as executive officers and directors of the Managing General Partner. Therefore, the Purchaser and the General Partners, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its partners.

    The Partnership has been informed that the Purchaser expects to borrow all of the funds to purchase Units pursuant to the Oldham Offer from an affiliate of one of its members, on substantially the same economic terms and conditions that such affiliate obtains those funds under an existing credit facility with a national bank or that the Purchaser may seek alternative financing from that bank or other national banks on different terms.

    Item 4.   The Solicitation or Recommendation.


    (a) Following receipt of the terms of the Oldham Offer as supplemented August 18, 1997, the General Partners again reviewed and considered the Oldham Offer. Because of the conflict of interest resulting from the affiliation between the Purchaser and the General Partners, the General Partners are expressing no opinion and are remaining neutral with respect to the Oldham Offer.


    (b) Although the General Partners are not making a recommendation with respect to the Oldham Offer, the General Partners believe that Limited Partners should carefully consider the following factors in making their own decisions of whether to accept or reject the Oldham Offer:


- The Purchaser is an affiliate of the General Partners. The executive officers and directors of the managing member of the Purchaser also serve as the executive officers and directors of the Managing General Partner. Therefore, the General Partners, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its Limited Partners:

    -    There may be a conflict of interest in responding to the Oldham Offer.

    - If the Purchaser is successful in acquiring a significant number of Units pursuant to the Oldham Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. This voting ability could prevent nontendering Limited Partners from taking action that they desired but the Purchaser and the General Partners opposed and enable the Purchaser and the General Partners to

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         take action desired by the Partnership but opposed by the nontendering
         Limited Partners.

    - There may also be a conflict of interest if the Purchaser's acquisition of Units has the effect of making any future change in the Partnership's current management by the General Partners more difficult.


- The Oldham Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership. Limited Partners who have a present or future need for the tax credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to the Oldham Offer.

- As stated by the Purchaser in the Oldham Offer, there may be a conflict of interest between the Purchaser's desire to purchase the Units at a low price and a Limited Partner's desire to sell its Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender. Furthermore, Limited Partners should be aware that a secondary market exists for the Units.

- LIMITED PARTNERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE UNITS SHOULD THEY TENDER PURSUANT TO THE OLDHAM OFFER.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties. The Partnership has made no distributions to Limited Partners in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

- Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Oldham Offer.

    Item 5.   Persons Retained, Employed or to Be Compensated.

    Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Limited Partners on its behalf concerning the Oldham Offer.

    Item 6.   Recent Transactions and Intent With Respect to Securities.

    (a) Neither the Partnership nor the General Partners or any of their affiliates have effected any transactions in the Units during the past 60 days.

    (b) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchaser pursuant to the Oldham Offer.

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    Item 7.   Certain Negotiations and Transactions by the Subject Company.

    (a) No negotiation is being undertaken or is underway by the Partnership in response to the Oldham Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(3) tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

    (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Oldham Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

    Item 8.   Additional Information to Be Furnished.


    On or about July 22, 1997, a representative of Everest Properties, LLC, and/or its affiliates (collectively, the "Everest Group") contacted an affiliate of the General Partners (the "GP Affiliate") and indicated that it would like to obtain a list of the limited partners in one or more of the public limited partnerships (collectively, the "Boston Financial Partnerships") in which affiliates of the GP Affiliate were general partners. The Partnership was not mentioned specifically, but neither was it excluded from that group. It was the perception of the GP Affiliate, based on prior experiences with the Everest Group, that if given this list the Everest Group probably would commence a tender offer for less than 5% of the units in such funds and otherwise conduct it so that the requirement to publicly file such an offer with the Securities and Exchange Commission (the "SEC") and to comply with certain SEC rules adopted to advance investor protection would not be applicable. The GP Affiliate views "mini-tenders" as not necessarily being in the best interest of the limited partners in the Boston Financial Partnerships because of the lack of public scrutiny of such offers and the non-applicability of certain SEC rules mandating certain proration and withdrawal rights. Accordingly, the GP Affiliate did not provide such list. On July 30, approximately a week after the Purchaser commenced the Oldham Offer, the Everest Group contacted the Purchaser indicating that it was prepared to commence a publicly-filed competing tender offer at a higher price unless the Purchaser allowed it to purchase a percentage of the Units tendered to the Purchaser in the Oldham Offer. The Everest Group stated a similar intention concerning two other Boston Financial Partnerships for which the Purchaser is currently making tender offers (collectively, the "Tendered Partnerships"). The Purchaser rejected this offer. On August 6, representatives of the Everest Group sent a notice to representatives of the Purchaser and the General Partners reiterating the intent of the Everest Group to commence a publicly-filed tender offer at a higher price ($775 per Unit). On August 11, 1997, the Everest Group commenced a publicly-filed tender offer for the other two Tendered Partnerships but did not commence a public tender for the Partnership.

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    The Everest Group is also attempting to gain admission as a Limited Partner to the Partnership, presumably in order to obtain the limited partner list so it can launch a mini-tender. The Everest Group has stated it will hold the General Partner liable for damages arising from the General Partner's refusal to admit the Everest Group to the Partnership and provide it with the limited partner list, and the General Partner's prevention of the Everest Group from making a competing bid for the Units at a price higher than the Purchaser had offered in its original offer. The General Partner has rejected this attempt to be admitted and indicated to the Everest Group if it wishes to make a tender offer it should be a publicly-filed tender offer to which all the investor protection rules apply. Under the Partnership Agreement of the Partnership, a copy of the limited partner list is available to a Limited Partner for any purpose related to that partner's interest as a partner of the Partnership and not for an improper purpose or for a commercial purpose other than in the interest of the applicant as a Limited Partner relative to the affairs of the Partnership.

    Item  9.  Material to be Filed as Exhibits.

    (a)(1) Letter from Boston Financial Tax Credit Fund VII, A Limited Partnership, to Limited Partners, dated August 18, 1997.


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                                      SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 18, 1997



                   BOSTON FINANCIAL TAX CREDIT VII, A LIMITED
                   PARTNERSHIP

                   By:  ARCH STREET VII, INC., Managing
                        General Partner

                        By:       /s/ Jenny Netzer
                        Name:     Jenny Netzer
                        Title:    President

                   By:  ARCH STREET VII LIMITED PARTNERSHIP

                        By:  ARCH STREET VII, INC., its
                             General Partner

                             By:       /s/ Jenny Netzer
                             Name:     Jenny Netzer
                             Title:    President

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                                    EXHIBIT INDEX



EXHIBIT NO.                  TITLE


(a)(1)                       Letter from Boston Financial Tax
                             Credit Fund VII, A Limited Partnership,
                             to Limited Partners, dated August 18, 1997.


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